[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 18, 2014

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Walgreens Boots Alliance, Inc.

Amendment No.1 to Registration Statement on Form S-4

Filed October 29, 2014

File No. 333-198768

Dear Mr. Riedler:

On behalf of Walgreens Boots Alliance, Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No.1 to the Company’s registration statement on Form S-4 (the “Registration Statement”), filed with the Commission on October 29, 2014, contained in your letter dated November 14, 2014 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter. In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 2”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

Jeffrey P. Riedler

United States Securities and Exchange Commission

November 18, 2014

For your convenience, we have set out the text of the comment from the Comment Letter followed by our response. Page numbers referenced in the response refer to page numbers in Amendment No. 2.

The Transactions

Background of the Transactions, page 50

1.	You disclose that on June 24, 2014, Walgreens announced that, “as a result of the many considerations linked to the Step 2 Acquisition and current business performance, [Walgreens] was withdrawing its fiscal year 2016 goals that were previously announced in 2012.” Please expand this section to discuss the specific considerations linked to the Step 2 Acquisition that led you to withdraw your prior guidance. Please additionally quantify how your former 2012 projections were modified as compared to your current goals as reflected in the press release filed as Exhibit 99.2 to your Form 8-K filed on August 6, 2014. Finally, please confirm whether the information provided to financial advisors, including information with respect to forecasts and synergies, reflects your updated guidance. We may have further comment based on your response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 54. In addition, the Company supplementally confirms that the information provided to financial advisors, including information with respect to forecasts and synergies, reflected the updated goals.

* * * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey P. Riedler

United States Securities and Exchange Commission

November 18, 2014

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com, or my colleague Edward J. Lee at (212) 403-1155 or by email at EJLee@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth
Benjamin M. Roth

cc.	Thomas J. Sabatino, Jr., Walgreens Boots Alliance, Inc.

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